Exhibit (p)



                                 Code of Ethics



                                 CODE OF ETHICS
                                 THE ELITE GROUP
                                        &
                          McCORMICK CAPITAL MANAGEMENT



This Code of Ethics is intended to provide guidance to persons covered under the Code with respect to situations in which "personal" security transactions may represent a conflict of interest with the fiduciary duty owed to clients (The Elite Group of Mutual Funds).

It should be established that under the current management structure, with the exception of Richard McCormick and Bruce Church no other Officer, Director, or Trustee of the Elite Group (Elite) or McCormick Capital Management (MCM) has any prior knowledge of security recommendations or security transactions.

Individuals (access person) currently required to report personal security transactions include: Richard McCormick, John McCormick, Bruce Church, Dean Wartelle. Other Officers, Directors and Trustees shall not be required to report.

Reports will be filed quarterly with and maintained by Richard McCormick. Mr. McCormick will report to the Board of Trustees any violations of the Code of Ethics.

The report will include initial and quarter ending holdings, a list of transactions for the quarter, and a report will be required even if there are no transactions.

Trading restrictions for access persons prescribed by the Code are pre-approval of any investment in an initial public offering ("IPO") or in a private placement. No same day trading in securities that the fund may also be trading.

This Code of Ethics also emphasizes that no Officer, Director, or Trustee shall use "inside information" to make security transactions for either personal gain or in the management of clients accounts.


                I have read and I understand the Code of Ethics:

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